Exhibit 99.1

ENVOY CAPITAL GROUP INC. ANNOUNCES
FIRST QUARTER RESULTS FOR FISCAL 2010

TORONTO, ON – February 3, 2010 – Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced its financial results for its first quarter of fiscal 2010.

For the quarter ended December 31, 2009, Envoy incurred a net loss of ($4.0) million or ($0.47) per fully diluted share compared with a net loss of ($1.0) million or ($0.12) per fully diluted share for the same quarter last year.  Included in the current quarter’s results is a one-time charge of approximately $2.4 million related to the executive restructuring announced in December 2009.

The Consumer and Retail Branding Division, experienced a significant decline in revenue due to difficult economic conditions therefore incurred a significant loss.

The Merchant Banking Division did not perform well compared to the overall market. This was due to not being fully invested and market timing. The Company anticipates the benefits of its restructuring to be realized over the remainder of the fiscal year.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Andrew Patient
Tel: (416) 593-1212

Or contact our investor relations department at:  info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

As at:	December 31	September 30
	2009	2009
Current assets	$18,208,742	$21,476,272
Long-term assets	1,907,706	2,118,932
	20,116,448	23,595,204
Current liabilities	2,496,516	1,958,762
Long-term liabilities	-	-
	2,496,516	1,958,762

Minority interest	7,964	12,408

Shareholders' equity	17,611,968	21,624,034

	$20,116,448	$23,595,204

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2009	2008

Net revenue from consumer branding business	$1,577,127	$3,941,774
Net investment losses	(78,208)	(350,928)
Interest and dividend income	7,484	137,720
	1,506,403	3,728,566

Operating expenses:
Salaries and benefits	2,093,642	3,465,620
General and administrative	698,538	890,362
Occupancy costs	233,702	219,933
	3,025,882	4,575,915

Depreciation	67,261	187,475

Interest expense and financing costs	14,136	4,495

	3,107,279	4,767,885

Loss before restructuring expense, income taxes and minority interest	(1,600,876)	(1,039,319)

Restructuring expense	2,414,948	-

Loss before income taxes and minority interest	(4,015,824)	(1,039,319)

Income tax expense	-	-

Loss before minority interest	(4,015,824)	(1,039,319)

Minority interest	(3,758)	(1,488)

Net loss	(4,012,066)	(1,037,831)

Loss per share
Basic	$(0.47)	$(0.12)
Diluted	$(0.47)	$(0.12)

Weighted average number of common shares outstanding - basic	8,558,377	8,558,730
Weighted average number of common shares outstanding - fully diluted	8,558,377	8,558,730

Envoy Capital Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
Unaudited - Prepared by Management
(Expressed In Canadian dollars)

Deficit, beginning of period	$(17,539,820)	$(7,064,010)

Net loss	(4,012,066)	(1,037,831)

Deficit, end of period	$(21,551,886)	$(8,101,841)